MORRISON ¦ FOERSTER

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CALIFORNIA 90013-1024

TELEPHONE: 213.892.5200
FACSIMILE: 213.892.5454

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MORRISON & FORSTER LLP

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December 14, 2007

Writer’ Direct Contact
213.892.5290
ASussman@mofo.com

Via Edgar and Facsimile

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, DC 20549
Attention: Christian N. Windsor, Esq.

             Re: Downey Financial Corporation
                    Definitive 14A Filed March 9, 2007
                    File No. 1-13578

Dear Mr. Windsor:

          This letter is filed in response to additional comments received from the Staff of the Securities and Exchange Commission by letter dated November 30, 2007 with respect to the Definitive Proxy Statement on Schedule 14A filed by Downey Financial Corp. (the "Company") with the Securities and Exchange Commission on March 9, 2007. Our initial response letter was filed on September 12, 2007.

          The numbering of the paragraphs below corresponds to the numbering of the Staff’s letter, the text of which we have incorporated into this response letter for convenience. The Company has authorized us to provide the responses below on its behalf.

Compensation Discussion and Analysis, page 14

1.  In your response to prior comment 4, you provide an analysis of the confidentiality of the performance targets used to set compensation for the named executive officers. In your analysis you suggest that the performance targets used to set compensation for the completed fiscal year were confidential because they could be considered earnings guidance, which Downey Financial has specifically concluded not to provide. Please provide additional analysis regarding your contention that the performance targets that the named executives must reach in order to achieve particular levels of incentive compensation would cause competitive harm to Downey Financial or disclose those targets in future filings.

          After further review of this topic, the Company has decided to include, in future filings that include disclosure responsive to Item 402 of Regulation S-K, information concerning specific performance targets used to set compensation for completed fiscal years. For example,

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MORRISON / FOERSTER
Christian N. Windsor, Esq.
December 14, 2007
Page Two

in its 2008 Proxy Statement, the Company will disclose the actual performance targets used to determine any bonuses awarded to named executive officers during fiscal 2007.

          However, the Company continues to believe that forward-looking performance targets for current fiscal years are confidential, proprietary information that would harm the Company’s competitive position if disclosed in current year filings (such as the Proxy Statement). Therefore, the Company continues to request confidential treatment of current year performance targets, such as disclosure in the 2008 Proxy Statement of performance targets to be set in January 2008. A separate analysis of the confidentiality of current year performance targets is set forth under comment 2 below.

2.  In response to prior comment 4, you indicate that the Committee sets the performance targets for the current fiscal year in January of that year. Please provide the staff with a separate analysis, addressing why you believe you are not required to disclose these targets.

          We previously provided, in our initial response letter dated September 12, 2007, an analysis of why the Company should not be not required to disclose performance targets in its proxy statement. That analysis did not differentiate between performance targets for completed fiscal years and current fiscal years. In light of our response above to comment 1, we intend that the analysis contained in our September 12 letter should apply solely to the disclosure of performance targets for current fiscal years, and be considered responsive to the Staff’s request under this comment 2.

          In addition to the information in our September 12 letter, please consider the following additional analysis with respect to current year performance targets:

          (a)          Effects of providing earnings guidance. As explained in our initial response letter dated September 12, 2007, the Company would consider disclosure of current year performance targets as tantamount to providing earnings guidance, which the Company has historically avoided for strategic and competitive reasons. The current year net income target is developed strictly for internal planning purposes and is not disclosed publicly by the Company in any form, nor does the Company issue any earnings "guidance" to the investment community. Among other things, management has determined that it is in the best interests of the Company, and its ability to engage in long-term planning, to not have to continually manage the Company with an eye on meeting the current year’s earnings guidance. The Company believes that if it were required to provide earnings guidance to the markets, whether directly or in the form of current year employee performance targets, this would alter the Company’s relationship with investors and may force management to change the way it manages the Company and communicate with investors. These effects would likely result in harm to the Company and its competitive position.

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MORRISON / FOERSTER
Christian N. Windsor, Esq.
December 14, 2007
Page Three

          (b)          Actions by competitors. The earnings goals embodied in the Company’s performance targets established in January of each year are based on its internal analyses and projections of performance, and reflect the Company’s business strategy for the coming fiscal year. In our prior response letter, we cited examples of information that could be derived from disclosure of performance targets, including the following:

  Expectations of loan production activity;
  Types of loans that will be generated;
  Pricing of loans;
  Volume of loan sales and gain on sale of loans;
  Amounts of loan losses; and
  Growth in deposits and the cost of deposits.

          The retail banking industry in California is highly competitive with many similarly-situated competitors, and public disclosure of the Company’s internal earnings targets would give an advantage to its competitors. The Company believes that disclosure of current year performance targets would allow its competitors to more quickly adapt to the Company’s competitive strategy and develop competing loan and deposit programs.

          For example, if the Company is forecasting robust earnings growth, a competitor might assume that the Company intends to embark on an aggressive loan origination program or expand its lending in higher yielding loans not traditionally originated by the Company. Alternatively a forecast of slow or negative earnings growth could reasonably be interpreted as an indication that the Company is retreating from certain markets, or anticipates low growth in assets and new loans. In either scenario, the Company’s competitors, particularly in markets where the Company competes head-to-head, would have unprecedented insight into the Company’s competitive situation and could prepare competing business plans with more advance time and foreknowledge. The Company believes this would likely harm its competitive position.

          (c)          Materiality of current year performance targets. As indicated in our September 12, 2007 letter, the Company commits to include in future filings descriptive disclosure of the level of difficulty or ease associated with achieving current year performance targets, as discussed in Instruction 4 to Item 402(b). We believe that this information, along with disclosure of completed year performance targets, will provide full information to enable investors to understand and assess the Company’s bonus awards and executive compensation practices. In addition, the Company will discuss its methodology (and particularly any changes in its methodology) used to arrive at the current year’s performance targets, to the extent helpful to an understanding of the level of difficulty or ease in achieving the performance targets.

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MORRISON / FOERSTER
Christian N. Windsor, Esq.
December 14, 2007
Page Four

          In light of the foregoing, we respectfully submit that the Company should not be compelled to disclose current year performance targets in its future filings.

*                    *                    *

          On behalf of the Company, we acknowledge that:

  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
  Staff comments or changes to disclosure in response to comments from SEC staff do not foreclose the SEC from taking any action with respect to the filing; and
  The Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

          Please advise us if we can provide any further information or assistance to facilitate your review. Please send any further comments or questions regarding this response letter to the undersigned at (213) 892-5290. My facsimile is (213) 892-5454.

Sincerely,
/s/ Allen Z. Sussman
Allen Z. Sussman

cc:           Michael B. Abrahams
               Chairman of the Compensation Committee, Downey Financial Corp.
               Jon A. MacDonald
               Executive Vice President & General Counsel, Downey Financial Corp.

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